BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue Vancouver, BC V6M 1V7 Tel 604.732.4804 Fax 604.408.5177

February 7, 2007

Michael Clampitt
Staff Attorney
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Clampitt:

Re:	Legacy Mining Ltd. (the “Company”)
Amendment no. 1 to Registration Statement on Form SB-2
Filed December 19, 2006
File No. 333-138672

In response to your comment letter dated January 16, 2007, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 2 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Registration Statement:

General

1.

Please revise your filing to eliminate form instructions such as the Part 1 reference on page 6. Also, please provide differently styled headings and subheadings so that it is clear what level of disclosure is being provided.

Response:
We have removed form instructions and we have styled headings with a larger font and underlined them.

2.

Please ensure that the affiliation or lack of affiliation for each of the companies and individuals you reference in the filing is disclosed. Note, for example, at the top of page 53 and name these companies.

Response:

The top of page 53 has been revised to refer only to related parties. The first paragraph has been replaced with the following:

"On December 31, 2003, we entered into a settlement agreement with John MacAskill, our accountant, to settle a debt of $12,000 as per assignment of the debt agreement. John MacAskill received 600,000 post reverse split restricted common shares of Legacy at $0.02 per share in accordance with the settlement agreement. On August 28, 2006, we entered into a subscription agreement with John MacAskill to settle a debt of $13,676.91. John MacAskill received 273,538 post reverse split restricted common shares of Legacy at $0.05 per share for his accounting services.

On December 31, 2003, we entered into a settlement agreement with Palisades Financial owned by May Joan Liu, a significant shareholder of us, to settle a debt of $7,500 as per assignment of the debt agreement. Palisades Financial received 375,000 post reverse split restricted common shares of Legacy at $0.02 per share in accordance with the settlement agreement. On August 28, 2006, we entered into subscription agreements with May Joan Liu and Palisades Financial, a company wholly owned by May Joan Liu, to settle an aggregate debt of $67,069.49. May Joan Liu and Palisades Financial received a total of 1,341,390 post reverse split restricted common shares of Legacy at $0.05 per share for their business consulting services.

On December 31, 2003, we entered into an agreement with Avalon Energy Corporation to settle a debt in the amount of $122,988. Avalon received 1,229,880 post reverse split restricted common shares of Legacy on February 18, 2004. Robert Klein, our President, is also the President of Avalon Energy Corporation.

On August 28, 2006, we entered into subscription agreements with Andy Chu and Holm Investments Ltd., a company wholly owned by Andy Chu, to settle an aggregate debt of $34,277.39. Andy Chu and Holm Investments Ltd. received a total of 685,548 post reverse split restricted common shares of Legacy at $0.05 per share for office space and their secretarial services.

Other than the agreements described above, and our agreement to acquire the Ester Creek Property from Golden Spirit, a public company with which we have directors in common, we have not entered into any transactions with our officers, directors, persons nominated for these positions, beneficial owners of 5% or more of our common stock, or family members of these persons wherein the amount involved in the transaction or a series of similar transactions exceeded $60,000."

3.

Where appropriate, disclose the business nature of affiliated companies such as Golden Spirit. Where the business of these companies is largely in its interactions with Legacy disclose this fact, with quantification.

Response:
The business nature of Golden Spirit, Avalon and Palisades Financial has been described several times throughout the filing.

4.

Disclose in the summary and in the body of the text your use of consulting done by related parties. We note the related disclosure in the footnotes to the financial statements. Disclose the names of the companies and individuals involved, dollar values and provide the information requested in the prior comment.

Response:
The following paragraphs have been revised and now read:

“On January 1, 2004 we entered into a consulting agreement with Palisades Financial Ltd. (“Palisades Financial”) at a rate of $1,000 per month to provide us in business development, strategy, evaluation of acquisition proposals, and negotiation. May Joan Liu, our significant shareholder, is the President and sole shareholder of Palisades Financial. “

“A verbal agreement with Palisades Financial to provide us consulting services at a rate of $1,000 per month. May Joan Liu, President of Palisades Financial, advises us in business development, strategy, evaluation of acquisition proposals, and negotiation. There is no relationship among our officers and directors, Mr. Klein and Mr. Parfitt, and Palisades Financial.”

5.	Throughout the filing, where you discuss the issuance of shares, give the price per share. For example, note at the last paragraph on page 6.

Response:
The following paragraphs have been revised and now read:

“Under the terms of the acquisition agreement, we issued 750,000 restricted common shares valued at $7,500 or $0.01 per share as consideration to purchase a 90% interest in the mineral rights to Ester Creek Property located approximately eight miles northeast of Fairbanks, Alaska.”

“We issued 100,000 restricted common shares valued at $2,000 or $0.02 per share as part of the terms of this agreement on February 27, 2004.”

“We issued 750,000 restricted common shares valued at $7,500 or $0.01 per share as per the terms of the agreement on December 17, 2005.”

“On October 11, 2005, we entered into a Property Acquisition Agreement with Golden Spirit, a company with directors and officers in common, whereby we issued 750,000 restricted common shares valued at $7,500 or $0.01 per share as consideration to purchase a 90% interest in the mineral rights to the Ester Creek and Second Chance mineral claims located approximately eight miles northeast of Fairbanks, Alaska.”

6.	Please review the filing in its entirety for inconsistent disclosure. Please reconcile these disclosures with the rest of the text. For example, we note that:
    On the cover you correctly indicate that all of the offerings must be at five cents until a market develops. At the third paragraph on page 8 you talk about very different terms.

Response:
We have revised the description to indicate all selling shareholders will sell at five cents until a market develops.

    For the most part you reference Ester Creek and Second Chance as apparently two separate prospects. However, in the body of the text you only discuss your exploration plans with respect to Ester Creek.

Response:
Our exploration plan, Ester Creek Project, includes both the Ester Creek and Second Chance claims. In order to clarify it, the following paragraphs have been revised and now read:

“Under the terms of the acquisition agreement, we issued 750,000 restricted common shares valued at $7,500 or $0.01 per share as consideration to purchase a 90% interest in the mineral rights to Ester Creek Property located approximately eight miles northeast of Fairbanks, Alaska.”

We will be required to make annual rental fees to the State of Alaska in the approximate amount of $1,825. Our proposed exploration program, Ester Creek Project, is anticipated to cost approximately $25,495 in the next twelve months.

“Access to the Ester Creek Property may be restricted through some of the year due to inclement winter weather in the area. In addition, access to the mineral claims may be closed from October to April due to extensive snow cover. Ester Creek Property is located on the south flank on Ester Dome about ten miles west of downtown Fairbanks and is accessed by existing roads off the George Parks Highway.”

“Our Ester Creek Property is located on the south flank on Ester Dome about ten miles west of downtown Fairbanks and is accessed by existing roads off the George Parks Highway. Our exploration plan, Ester Creek Project, includes both Ester Creek and Second Chance claims. A map showing the location of and access to the Ester Creek Property is presented below:”

“Ester Creek Property drains the south flank of Ester Dome, a highly mineralized multi-phased plutonic domal feature, about 92 Ma. The claim area west of Willow Creek has not been known to contain producible placer gold, so consequently has received little attention by hard rock prospectors in the past. Resource potential in this area is unknown.”

“5 Ester Creek Project

The following is the budget for our proposed exploration program, Ester Creek Project, to take place during the next 12 months:”

“We plan to now continue with our Ester Creek Project on the Ester Creek and Second Chance Mineral Claims, and complete the remainder of Part 1 of the recommendations and complete Parts 2-3, subject to our ability to raise additional capital.”

    On page 30 you talk about your “sole officer and director.”

Response:
The following paragraphs have been revised and now read:

“Currently, our officers and directors named in this prospectus, Robert Klein and Carlton Parfitt, are Canadian residents. Furthermore, all or a substantial portion of his assets are located outside the United States. As a result, it may not be possible for you to:

(a)	effect service of process within the United States upon us or our executive officers and directors; or
(b)	enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us or our executive officers and directors;
(c)

enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in the Canadian courts against judgments obtained against us or our executive officers and directors; or

(d)	bring an action in the Canadian court to enforce liabilities based on the U.S. federal securities laws against us or our executive officers and directors.”

3. A verbal agreement with Holm Investments Ltd. to provide us with office space, telephone answering and secretarial services on a month to month basis at a rate of $1,000 per month. There is no relationship among our officers and directors, Mr. Klein and Mr. Parfitt, and Holm Investments Ltd.

4. A verbal agreement with Palisades Financial Ltd. to provide us consulting services at a rate of $1,000 per month. There is no relationship among our officers and directors, Mr. Klein and Mr. Parfitt, and Palisades Financial Ltd.

      At the top of page 50 you talk about your Nevada and Mexican properties.

Response:
The following paragraph on Page 50 has been revised and now reads:

“Our plan of operations for the next twelve months is to continue with the exploration of our Ester Creek Property. Our planned geological exploration program, Ester Creek Project, is described in detail under the section of this Prospectus entitled Description of Properties.”

7.

We note the dispute over the Ester claim referenced in the body of the filing on page 43. Disclose or reference this matter in the legal proceedings section. Where appropriate, disclose the nature of the disagreement, with quantification. Consider the need to address this in the summary or risk factor section.

Response:
We have moved the dispute to the legal proceeding section and addressed it in the summary and risk factor sections. The following paragraphs have been revised and now read:

“There is currently a dispute between Golden Spirit, the company from whom we entered into an agreement to acquire the rights to the Ester Creek Property and Ester Creek Gold Company ("Ester Creek Gold"), the company with whom Golden Spirit entered into an agreement to acquire the Ester Creek Claims portion of the Ester Creek Property. The nature of the dispute is that Ester Creek Gold argues that the interest in the Ester Creek Claims were never validly transferred to Golden Spirit and that approximately $15,000 needs to be paid to Ester Creek Gold by Golden Spirit before the transfer of interest can take place.

We were aware of the dispute prior to entering into our agreement with Golden Spirit dated October 11, 2005. We considered the dispute when negotiating our purchase consideration. However, we risk never being able to obtain title for the Ester Creek claims or having to pay costs of approximately $15,000 as result of the unfavorable result in the dispute. We do not have any other legal or financial obligations under the dispute.

" 13. Unfavorable outcome in a dispute could prevent us from obtaining title of our leasehold interest in the Ester Creek claims, which could prevent us from carrying out our business plan.

On October 11, 2005, we entered into a property acquisition agreement with Golden Spirit, a related company, to acquire a 90% interest in the mineral rights to Ester Creek claims and the Second Chance claims. A dispute of the Ester Creek claims arose between Golden Spirit and Ester Creek Gold, the company from whom Golden Spirit had ostensibly acquired its interest in the Ester Creek claims. Ester Creek Gold refuses to transfer title to the Ester Creek claims until approximately $15,000 is paid to it. We are currently negotiating with Ester Creek Gold to resolve this dispute. If we are unsuccessful in negotiating a settlement, we anticipate that we will need to start a court action to compel Ester Creek Gold to transfer title in the Ester Creek claims to us. If we lose the action, we may never obtain title to the leasehold interest of the Ester Creek claims, which could prevent us from carrying out our business plan."

Our Business, page 6

8.

Disclose early when the company was founded, by whom and briefly describe its operations. Indicate when the company turned to mining and why. Disclose the net loss accumulated prior to turning to mining and indicate if correct that during this time the company had no revenue, as noted from page 50. If not otherwise clear, make clear when current management took control.

Response:
The following paragraph on Page 6 has been revised and now reads:

“We are founded on February 19, 1999 by Jack Sha. On March 30, 2001 Jack Sha resigned and Robert Klein was appointed as President and director. On November 30, 2004, Carlton Parfitt was appointed as director. Before January 13, 2004 we focused on internet-based business for the marketing and sale of products such as flowers, chocolates, jewelry and native art. However, since we have accumulated a loss of $1,930,556 prior to turning to mining, we decided to shift our focus from internet-based business to mineral exploration. We did not earn any revenues from inception through the period ending September 30, 2006.”

9.	Disclose early that management has no experience in mining.

Response:
The following paragraph on Page 6 has been revised and now reads:

“We are an exploration stage company in the business of mineral exploration and own the rights to explore property on which no minerals have yet been discovered. All of our exploration programs are preliminary in nature in that their completion will not result in a determination that any of our properties contain commercially exploitable quantities of mineralization. Our current management, Mr. Klein and Mr. Parfitt, does not have experience in mining. Our business plan may fail due to our management’s lack of experience in this industry. Also, a lot of factors, described in detail under the section of Risk Factors, may adversely affect our ability to begin and sustain profitable mining operations.”

10.	As noted in your risk factor section, please disclose early in the summary that there is little chance that Legend will be profitable as a mining company.

Response:
Please refer to the Company's response to comment 9.

11.	Here and in detail in the body of the text disclose why Legacy chose to acquire the Ester Creek and Second Chance claims.

Response:
The following paragraph on Page 6 has been added and now reads:

"In determining to acquire Ester Creek Property, we considered the following factors:

    our lack of cash;
    the fair market value of an unproven mineral property;
    the historic purchase prices of Ester Creek Property;
    potential for long-term opportunities in the property;
    our abandonment of the TK claims;
    possible exploration costs; and
    the dispute of leasehold interest with Golden Spirit."
12.	With consideration to disclosure in the summary, disclose in the body of the text why you at first chose to acquire the TK claim, issued stock for it, and then chose not to acquire it.

Response:
The following paragraphs on Page 6 have been added and now read:

“In October, 2003, when we decided to pursue ventures in mineral exploration, our management began reviewing various claim acquisitions and recommended acquiring the TK claims in Nevada. On December 15, 2003 we acquired a ninety-percent (90%) interest in the TK claims, Nevada. As of December 31, 2004, we had paid $5,000 in cash and issued 100,000 restricted common shares towards the acquisition.

Under the terms of the acquisition agreement, we were required to pay additional $3,500 by March 15, 2004. On the fifteenth day of each month from April 2004 to January 2005, we were required to pay an additional $500 in cash. In addition, we have to issue $16,500 worth of restricted shares on or before October 15, 2005 to earn the 90% interest in the TK claims. However, in October 2005, our management believes we had no sufficient money to close the deal and carry out our planned exploration program of the TK claims. Also, we believe the purchase price and exploration expenses of another property, Ester Creek Property, would meet our financial situation and be more reasonable for us. As a result, we decided to abandon the TK claims.”

13.

Disclose separately your expected exploration expenses and operating expenses for the next twelve months and describe the level of exploration this will pay for. Make clear that this is only for very preliminary work that will not include drilling, will not establish reserves and you do not know how you will raise this money.

Response:
The following paragraphs have been added and now read:

Page 6:

“Over the next twelve months our estimated exploration expenses will be approximately $25,000 and our operation costs will be approximately $71,000. Our exploration expenses of $71,000 only cover preliminary exploration work, not including establishing resource reserves or drilling. Further exploration beyond the scope of our planned preliminary exploration activities will be conducted after a final evaluation of our preliminary exploration as to the economic and legal feasibility of mining of any of our properties is determined. We anticipate that we will require additional financing in order to pursue full exploration of these claims. We do not have sufficient financing to undertake full exploration of our mineral claims at present and there is no assurance that we will be able to obtain the necessary financing.”

Page 50 -52:

“Ester Creek Project

We plan to take the following steps of our preliminary exploration, before initiating further significant subsurface exploration or drilling. Our preliminary exploration program will not establish any resource reserves.

Part 1 – known area of interest: Orient several northwest lines of soil samples across the claims in Section 12 and eastern Section 11. Geological mapping within the surrounding area would be useful if permission can be obtained from property owners. Sampling should be done during late season conditions to take advantage of the summer thaw. A total of 150 to 175 samples are estimated to be necessary. Our principal objective of Part 1 is to locate and recommend specific locations for subsurface exploration by drilling or excavation.

Part 2 – reconnaissance of claims and prospecting sites in Sections 8, 9, and 10: Mineral potential is mostly unknown and geological mapping is poor in the area. Recommendations should be formulated for more detailed reconnaissance as appropriate including appraisal of remote sensing and additional geophysical techniques.

Part 3 – reporting level: Preparation of an annual report of investigation, with appropriate maps and tables, should be done in suitable format for sub-surface exploration, as well as, for stockholders and other interested parties. We intend to establish a UTM-based data inventory by GIS or some equivalent digital system.

Our estimated exploration expenses for the next 12 months (beginning February 2007) are as follows:

Proposed	Exploration Program	Cost	Status
Part 1	Geologist time cost, 150 sample assays, per diem, camp rental, radios, etc. ATV rental, mileage, samples supplies, power auger rental.	$15,450	Expected to be completed in the September, 2007.
Part 2	Geologist time cost, assays, per diem, camp rental, radios, ATV rental, mileage, sample supplies.	5,145	Expected to be completed in the September, 2007.
Part 3	Report time cost, graphics, digital base map, report copies, postage, etc.	4,900	Expected to be completed in October, 2007.
	Total Estimated Cost	$25,495

Liquidity and Capital Resources

As of September 30, 2006, we had cash of $6,660 and a working capital deficiency of $56,212. We had cash of $3,081 and working capital deficiency of $191,233 as of our year ended December 31, 2005. We have not attained profitable operations and are dependent upon obtaining financing to pursue exploration activities. We expect to incur approximately $71,000 of our operation expenses over the next twelve months (beginning February 2007):

State of Alaska fees for Ester Creek Property	$ 1,825
Professional fees (legal and accounting)	$40,000
Office and telephone expense	$12,000
Consulting fees	$16,680
Total	$70,505

For the next 12 months our estimated exploration and operation expenses are approximately $96,000. As of September 30, 2006, we had cash of approximately $6,660, so we will need an additional $90,000 to carry out our business plan during the next twelve months. We will be required to make annual rental fees to the State of Alaska in the approximate amount of $1,825. Our Ester Creek Project is anticipated to cost approximately $25,495 for exploration in the next twelve months. We anticipated that we will incur operating expenses of $68,680 over the next twelve months. Other than the direct offering being registered in this prospectus, we currently do not have any arrangements for financing and we may not be able to obtain financing when required.

If we raise only 25% of our direct offering, we will not generate any net proceeds and the offering will have a net loss of $13,500 from the offering. Even if we are successful in selling 100% of our direct offering, our net proceeds will be $11,500. We will therefore need to obtain at least another $78,500 in order to carry out our business plan for the next twelve months. We plan to obtain additional financing by private placements, a second public offering or loans. However, we have no assurance that future financing will be available to us on acceptable terms. If we need additional cash and cannot raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely. Obtaining additional financing would be subject to a number of factors including the market prices for minerals and the costs of exploring for or commercial production of materials. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.”

14.

Briefly describe the very limited exploration work that has been done on the two claims and the conclusions of this work. Also, in more detail in the body of the text, disclose the conclusions of Mr. Barker on his work, described on page 44.

Response:
The following paragraphs have been added and now read:

Page 6:
“All of our projects are in the exploration stage. In 2005, field investigations were initiated on the Ester Creek Property. However, we only did very limited exploration work on the Ester Creek Property. Observations, sampling, and review of old placer drilling logs now indicate that the vein or veins continue to the northeast, where they lie directly at the head of the historic dredge mining on Ester Creek. For the next twelve months (beginning February 2007), we plan to complete geological mapping, revisit approximately 7,500 feet of survey lines for geological soil sampling and establish a UTM-based data inventory.”

Page 44:

“During the 1930s and continuing to the 1960s, an estimated three million ounces of gold were recovered from the Ester dredge fields. These veins would serve, at least in part, as a source of the placer gold.

Geologic reconnaissance now reveals that the gold vein discovery by us in 2004 is part of a mappable zone of intense alteration that extends at least 1,200 feet northeast and is at least 150 feet wide; it is open in both directions and at depth. This zone generally contains alteration normally associated with mineralization and anomalous, though sub-economic levels of gold. On the basis of initial geologic projections it is suspected that there will be additional gold-bearing veins found within this zone. According to more recent work by our geologist, several previously unreported old prospect workings were also located and sampled.

According to the May 2005 field work, approximately 7,500 feet of survey lines for soil sampling were cleared through dense brush and are available for sampling in a late-season field program. We plan to conduct further sampling, when seasonal ground frost melts.”

15.	Briefly describe in the summary the work that is planned for the next year.

Response:
The following sentence has been added and now reads:

Page 6:

“For the next twelve months (beginning February 2007), we plan to complete geological mapping, revisit approximately 7,500 feet of survey lines for geological soil sampling and establish a UTM-based data inventory. Those planned exploration activities will be done by our geologist, James C. Barker.”

16.	You reference at several places in the filing the analysis of exploration work to be done by Mr. Barker. Please clarify who is going to do the actual exploration work.

Response:

Mr. Barker will do the actual exploration work. The following sentences have been added and now read:

Please refer the response to the comment 15.

“A verbal agreement with our consulting geologist, James C. Barker, provides that he will review all of the results from the exploratory work performed upon the site and make recommendations based on those results in exchange for payments equal to the usual and customary rates received by geologists performing similar consulting services. The rates charged by geologists with a professional background consistent James C. Barker range from between $300 to $500 per day plus travel costs and other out-of-pocket disbursements. We have received consent from our consulting geologist to use his initial Geological Report and subsequent reports on the property that he prepared for Golden Spirit. We have also received permission from Golden Spirit to use all reports they have received from James C. Barker relating to the Ester Creek Property. Mr. Barker will conduct the actual exploration work for us.”

The Offering, page 7

17.

We note that the company and Golden Spirit will be selling identical shares at the same time. Disclose how you will deal with the apparently significant conflict of interest of Messrs. Lein and Parfitt.

Response:
The following paragraph has been added and now reads:

“Currently, we have not established an underwriting arrangement for the sale of these shares. Our directors Mr. Klein and Mr. Parfitt are the underwriters of this offering. They intend to offer and sell the shares in our direct offering through their business and personal contacts. However, since Golden Spirit, controlled by Mr. Klein and Mr. Parfitt, is also trying to sell its shares at the same time, our management intends to leave it up to the discretion of the potential buyer regarding from whom the buyer will purchase our stock. In such instances it may be able to negotiate more effectively with potential buyers to sell its Legacy stock. Golden Spirit’s shares may be sold from time to time to purchasers directly by Mr. Klein and Mr. Parfitt. Alternatively, Golden Spirit may from time to time offer shares to underwriters, dealers, or agents, which may make it more difficult for us to sell our shares."

Dilution, page 19

18.

Please check this section for accuracy. The textual discussion and the table on page 21 do not seem to reconcile. Also, the first line item on page 21 should give the high and low price paid for the stock by current holders and the average price paid. The dilution at less than the full offering level should probably not be greater than the amount paid.

Response:
The dilution section has been corrected.

Sales by Selling Shareholders, page 24

19.

Revise to disclose the restriction imposed by Regulation M and section 101 through 105 therein, as applicable. Provide the staff with an analysis of the selling shareholders ability to engage in option writing and short sales under Regulation M.

Response: The following has been added:

"Regulation M

Legacy and the selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other such person. In the event that the selling shareholders are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling shareholders will not be permitted to engage in short sales of our common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In regards to short sells, the selling shareholder can only cover its short position with the securities they receive from us upon conversion. In addition, if such short sale is deemed to be a stabilizing activity, then the selling shareholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

20.	Supplementally provide the staff with the following information:
    The ownership interests, whether direct or indirect, of Golden Spirit, Holm Investment, Palisades Financial, Avalon Energy by individuals listed on pages 27 and 32;

Response:

Company	Shareholder	Shareholdings
Holm Investments	Andy Chu	100%
Palisades Financial	May Joan Liu	100%
Avalon Energy	May Joan Liu	4% (1,550,012 directly and 750,000 through Palisades Financial)
	Andy Chu	Less than 1% (250,000 owned through Holm Investments)
	John MacAskill	Less than 1% (100,000 owned directly)
	Carlton Parfitt	Less than 1% (50,000 owned directly)
	Robert Klein	Less than 1% (50,000 owned directly)
Golden Spirit	May Joan Liu	3% (81,111 directly and 166,667 owned through Palisdes)
	Andy Chu	42% (100,000,000 owned through Arc 2 Entertainment Ltd.)
	Robert Klein	Less than 1% (5,000 directly)
	Carlton Parfitt	Less than 1% (100,000 directly)

    Whether there is any familial or other relationships between or among any of the individuals listed on pages 27 and 32; and

Response:
There is no familial or other relationships between or among Andy Chu, Robert Klein, Carlton Parfitt, May Joan Liu, Betty Anne McElroy and John MacAskill except as follows:

      Andy Chu has investment and voting control over Golden Spirit; and
      Robert Klein and Carlton Parfitt are also directors and officers of Avalon Energy Corporation and Golden Spirit and Legacy Mining
      John MacAskill has worked as an accounting consultant to Avalon Energy and Golden Spirit and Legacy Mining
    How and when Betty Anne McElroy and John MacAskill acquired their shares.

Response:
On August 28, 2006, John MacAskill converted debt owed to him for accounting services in the amount of $13,676.91 to 273,538 shares at a price of $0.05 per share. On August 28, 2006 Betty Anne McElroy converted debt owed to her in the amount of $77,735.03 to 1,554,700 shares at a price of $0.05 per share

Directors…, page 28

21.	Where not otherwise clear, disclose the business nature of each of the companies named on page 29.

Response:
The following paragraphs have been amended and now read:

"Robert Klein has been our Director, President and Chief Executive Officer since February 19, 1999.

Mr. Klein graduated in 1971 from the University of Waterloo with a degree in Applied Math. Mr. Klein belongs to the Fellow of Canadian Securities Institute. From October 6, 1972 to May 30, 1982, Mr. Klein was a Vice President of Corporate Finance at Bond Street International Securities, a brokerage firm. From June 1, 1982 to January 31, 1988, he was on the Board of Directors of a brokerage firm, Yorkton Securities. From February 1, 1988 to January 31, 1989, he was on the Board of Directors of First Vancouver Securities, a brokerage firm. From February 1, 1989 to January 31, 1992, Mr. Klein was a salesman for Georgia Pacific Securities, a brokerage firm. From February 1, 1992 to the present, Mr. Klein has worked as a self-employed consultant. Mr. Klein is an officer and director of Golden Spirit Enterprises Ltd., a public reporting company which operates several online entertainment websites. He is also an officer of Avalon Energy Corp., a public reporting company engaged in the exploration and development of mineral properties and oil and gas interests.

Carlton Parfitt has been our Secretary, Treasurer and Chief Financial Officer since November 30, 2004.

Carlton Parfitt is a member of our Board of Directors. Mr. Parfitt, bilingual in English and Japanese, graduated in 1991 with Honors from Simon Fraser University, British Columbia. While attending university, Mr. Parfitt worked as a co-op student for the Department of National Defense (Canada). After completing his Bachelor of Science in Physics, and before becoming involved in the digital media industry, Mr. Parfitt was a research scientist at companies such as TRIUMF, a cyclotron, and CTF Communications Inc. based in Coquitlam, British Columbia.

Between the years 1998 and 2000, Mr. Parfitt was the founder and director of Elgrande.com Inc., an OTC Bulletin Board company. During this time, he was intimately involved in Board operations, governance, as well as strategic business development and financing. Responsibilities for strategic market development included building strategic Blue Chip clients globally. Here, he drew upon his business consulting experience in Japan where he was a consultant for several years. While in Japan, Mr. Parfitt also participated in contract negotiations, shareholder relations and operations. Since 2001 until now, Mr. Parfitt has been the President of Third Wave Consulting Inc., a private consulting company specializing in digital media. His focuses include marketing consulting, project management, event planning and corporate communications for new media production. Mr. Parfitt is also a director and officer of Avalon Energy Corp., and Golden Spirit Enterprises Ltd., both public companies.

Significant Employees, page 30

22.	Revise item 4 to disclose the nature of the consulting, name the consultant(s) from Palisades and disclose their expertise.

Response:
The following paragraph has been revised and now reads:

“A verbal agreement with Palisades Financial to provide us consulting services at a rate of $1,000 per month. May Joan Liu, President of Palisades Financial, advises us in business development, strategy, evaluation of acquisition proposals, and negotiation. Ms. Liu's expertise is in the areas of business development. There is no relationship among our officers and directors, Mr. Klein and Mr. Parfitt, and Palisades Financial.

Ownership Interest, page 42

23.

At the last paragraph of this section on page 43, disclose your reason for believing that “Golden is the proper owner” and your qualifications for making this determination. Also, it appears that what you should determine is whether Golden will be successful in its dispute with Ester and whether you, Legacy Mining, are the rightful owners of this claim.

Response:
We have deleted this sentence “Golden is the proper owner.” The paragraph containing this statement has been revised and now reads as follows:

"We were aware of the dispute between Ester and Golden on the transfer of mineral rights to the Ester Creek claims prior to entering into our agreement with Golden dated October 11, 2005. We are currently negotiating with Ester Creek Gold to resolve this dispute. If we are unsuccessful in negotiating a settlement, we anticipate that we will need to start a court action to compel Ester Creek Gold to transfer title in the Ester Creek claims to us. Based on our review of the payments made by Golden Spirit to Ester Creek Gold and our review of Ester Creek Gold's complaints, we believe that we will have a strong chance of success in a court action. If we lose the action, we will never obtain title to the Ester Creek claims, which could prevent us from carrying out our business plan. For more information, please see the section entitled "Legal Proceedings" elsewhere in this prospectus."

Executive Compensation, page 53

24.	Update this section for 2006.

Response:
We have updated the executive compensation section. None of our officers received compensation for their service during the fiscal years ended December 31 2005 and December 31, 2006.

General Accounting

25.	Please note the updating requirements of Item 310 (g) or Regulation S-B and provide an updated consent from your independent accountant in your next pre-effective amendment.

Response:
We have provided the updated auditor consent.

Part II
Recent Sales, page 57

26.

Revise to present the sales between January 1, 2004 and December 31, 2004 as required by Item 701 of Regulation S-B. We note the three sales listed on page F-4. Include the exemption from registration claimed and the facts relied upon to make the exemption available.

Response:
We have updated the recent sales of unregistered stock.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /s/ Penny O. Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC